

SOMERSET
CPAs AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan

We have audited the accompanying statement of financial condition of HALL & ROMKEMA FINANCIAL SERVICES, LLC as of December 31, 2015, and the related statements of income, changes in members' equity and cash flows for the year then ended and the related notes to the financial statements. These financial statements are the responsibility of HALL & ROMKEMA FINANCIAL SERVICES, LLC 'S management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hall & Romkema Financial Services, LLC, as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of HALL & ROMKEMA FINANCIAL SERVICES, LLC 'S financial statements. The Computation of Net Capital is the responsibility of HALL & ROMKEMA FINANCIAL SERVICES, LLC 'S management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Somerset CPAs PC

Indianapolis, Indiana
February 18, 2016

3925 River Crossing Pkwy, Suite 300 | Indianapolis, IN 46240 | 317.472.2200/800.469.7206 | somersetcpas.com